Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805



MERISTAR ASSIGNS LEASES BACK TO WINSTON HOTELS, RETAINS MANAGEMENT CONTRACTS


         WASHINGTON, D.C., July 1, 2002--MeriStar Hotels & Resorts (NYSE: MMH), the nation's largest independent hotel management company, today announced that it had assigned the leases for 47 hotels to a subsidiary of Winston Hotels (NYSE: WXH), the hotels' owner, for $17 million. MeriStar will continue to manage 39 of these hotels for Winston under five-year contracts, terminable on the sale of an asset or for any reason after 12 months. Proceeds from the sale will be used to pay down MeriStar's senior secured credit facility.

         "All of our leases have now been converted to management contracts as allowed by the REIT Modernization Act," said John Emery, MeriStar president and chief operating officer. "As a result, we have significantly reduced the potential volatility of our future earnings and have more closely aligned our interests with those of Winston. This arrangement reflects a much better business model for both companies and offers advantages to both. We have had a long and successful relationship with Winston and look forward to opportunities to expand it in the future."

         "We have a great deal of confidence in MeriStar's ability to operate our hotels in this new arrangement and look forward to exploring future opportunities that benefit both companies," said Jim Rosenberg, Winston president and chief operating officer.

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
MeriStar Assigns Winston Leases
Page 2

         Emery noted that Interstate Hotels Corporation (Nasdaq: IHCO), which is expected to merge with MeriStar later this month or early next month pending shareholder approval, operates all of its properties under management contracts and has no leases. For more information regarding the effects of the transaction with Winston on the combined company resulting from the proposed merger with Interstate Hotels, please refer to pages 7 and 8 of the final joint proxy statement and prospectus of MeriStar, filed with the SEC pursuant to Rule 424 under the Securities Act of 1933.

         MeriStar Hotels & Resorts operates 267 hospitality properties with more than 56,000 rooms in 42 states, the District of Columbia, and Canada, including 55 properties managed by Flagstone Hospitality Management, a subsidiary of MeriStar Hotels & Resorts. BridgeStreet Corporate Housing Worldwide, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada, the United Kingdom, France and 39 additional countries through its network partners. For more information about MeriStar Hotels & Resorts, visit the company's Web site: www.meristar.com.

         THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ABOUT MERISTAR, INCLUDING THOSE STATEMENTS REGARDING FUTURE OPERATING RESULTS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS, AND STATEMENTS CONTAINING WORDS SUCH AS "EXPECTS," "BELIEVES" OR "WILL," WHICH INDICATE THAT THOSE STATEMENTS ARE FORWARD-LOOKING. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE CURRENT SLOWDOWN OF THE NATIONAL ECONOMY, ECONOMIC CONDITIONS GENERALLY AND THE REAL ESTATE MARKET SPECIFICALLY, THE IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001, LEGISLATIVE AND REGULATORY CHANGES, AVAILABILITY OF DEBT AND EQUITY CAPITAL, INTEREST RATES, COMPETITION, SUPPLY AND DEMAND FOR LODGING FACILITIES IN OUR CURRENT AND PROPOSED MARKET AREAS AND THE POTENTIAL DE-LISTING OF MERISTAR

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
MeriStar Assigns Winston Leases
Page 3

HOTELS & RESORTS BY THE NYSE. ADDITIONAL RISKS ARE DISCUSSED IN THE MERISTAR'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ITS REGISTRATION STATEMENT ON FORM S-4 RELATING TO THE PROPOSED MERGER WITH INTERSTATE HOTELS CORPORATION AND MERISTAR'S ANNUAL REPORT ON FORM 10-K.

         THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR PROVINCE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. MERISTAR HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION WITH INTERSTATE. THE FORM S-4 CONTAINS A PROSPECTUS, A PROXY STATEMENT, AND OTHER DOCUMENTS FOR THE STOCKHOLDERS' MEETINGS OF MERISTAR AND INTERSTATE AT WHICH TIME THE PROPOSED TRANSACTION WILL BE CONSIDERED. MERISTAR AND INTERSTATE PLAN TO MAIL THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE FORM S-4 TO THEIR RESPECTIVE STOCKHOLDERS ON OR ABOUT JULY 1, 2002. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT MERISTAR, INTERSTATE, THE MERGER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, PROXY STATEMENT AND PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. COPIES OF THE MERGER AGREEMENT AND OTHER ANCILLARY DOCUMENTS HAVE BEEN FILED AS EXHIBITS TO THE FORM S-4. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO THE CONTACT ADDRESS SET FORTH IN THIS PRESS RELEASE.

         IN ADDITION TO THE FORM S-4, THE PROXY STATEMENT, AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER, MERISTAR IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

         PURSUANT TO INSTRUCTION 3 OF ITEM 4 OF SCHEDULE 14A, THE PARTICIPANTS IN THE SOLICITATION INCLUDE MERISTAR, INTERSTATE, THEIR RESPECTIVE DIRECTORS, AND MAY INCLUDE CERTAIN EXECUTIVE OFFICERS OF EACH. INFORMATION CONCERNING THESE PARTICIPANTS AND THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED MERGER IS CONTAINED THE FORM S-4.

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